$300,000,000

PEPCO HOLDINGS, INC.

3.75% Notes due February 15, 2006

UNDERWRITING AGREEMENT

January 15, 2003

CREDIT SUISSE FIRST BOSTON CORPORATION,
  As Representative of the Several Underwriters,
   Eleven Madison Avenue,
    New York, N.Y. 10010-3629

Dear Sirs:

    1.   *Introductory*. Pepco Holdings, Inc., a Delaware corporation ("Company"), proposes to issue and sell $300,000,000 principal amount of its 3.75% Notes due February 15, 2006 ("Offered Securities"), to be issued under an indenture, dated as of September 6, 2002 ("Indenture"), between the Company and The Bank of New York, as trustee ("Trustee"). The Company hereby agrees with the several Underwriters named in Schedule A hereto ("Underwriters") as follows:

    2.   *Representations and Warranties of the Company*. The Company represents and warrants to the several Underwriters that:

    (a)   A registration statement (No. 333-100478), including a prospectus, relating to various securities, including the Offered Securities, has been filed with the Securities and Exchange Commission ("Commission") and has become effective. Such registration statement, in the form in which it was declared effective by the Commission, is hereinafter referred to as the "Registration Statement", and the prospectus included in such Registration Statement, as supplemented to reflect the terms of the Offered Securities and the terms of offering thereof, as first filed with the Commission pursuant to and in accordance with Rule 424(b) ("Rule 424(b)") under the Securities Act of 1933, as amended ("Act"), including all material incorporated by reference therein, is hereinafter referred to as the "Prospectus". No document has been or will be prepared or distributed in reliance on Rule 434 under the Act.

    (b)   On the date it was declared effective by the Commission ("Effective Date"), the Registration Statement conformed in all material respects to the requirements of the Act and the Trust Indenture Act of 1939, as amended ("Trust Indenture Act"), and the applicable rules and regulations of the Commission ("Rules and Regulations") and did not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and, on the date of this Agreement and on the Closing Date (as defined below), the Registration Statement and the Prospectus will conform in all material respects to the requirements of the Act, the Trust Indenture Act and the Rules and Regulations, and neither of such documents will include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; except that the foregoing does not apply to statements in or omissions from any of such documents based upon information furnished to the Company by any Underwriter through the Representative specifically for use therein as more fully described in Section 7(b). The documents incorporated by reference in the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all respects with the requirements of the Act or the Securities Exchange Act of 1934, as amended ("Exchange Act"), as applicable, and the Rules and Regulations.

(c)   The Company has been duly incorporated and is an existing corporation in good standing under the laws of the State of Delaware, with the corporate power and authority to own its properties and conduct its business as described in the Prospectus; and the Company is duly qualified to do business as a foreign corporation in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect (as defined below).

(d)   Each "significant subsidiary" of the Company (as such term is defined in Rule 1-02 of Regulation S-X), each of which is listed on Schedule B hereto, and each additional subsidiary listed on Schedule B hereto (together with the significant subsidiaries, each a "Designated Subsidiary" and, collectively, the "Designated Subsidiaries") has been duly incorporated and is an existing corporation in good standing under the laws of the jurisdiction of its incorporation, with corporate power and authority to own its properties and conduct its business as described in the Prospectus; and each Designated Subsidiary is duly qualified to do business as a foreign corporation in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect; all of the issued and outstanding capital stock of each Designated Subsidiary has been duly authorized and validly issued and is fully paid and nonassessable; and the capital stock of each Designated Subsidiary owned by the Company, directly or through subsidiaries, is owned free from any lien or encumbrance.

(e)   The Indenture has been duly authorized, executed and delivered by the Company and has been duly qualified under the Trust Indenture Act; the Offered Securities have been duly authorized; and, when the Offered Securities are delivered and paid for pursuant to this Agreement on the Closing Date, the Offered Securities will have been duly executed, authenticated, issued and delivered, and the Indenture and the Offered Securities will constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. The description of the Offered Securities contained in the Prospectus is accurate in all material respects.

(f)   No consent, approval, authorization, or order of, or filing with, any governmental agency or body or any court is required for the consummation of the transactions contemplated by this Agreement in connection with the issuance and sale of the Offered Securities by the Company, except such as have been obtained and made under the Act, the Trust Indenture Act and the Public Utility Holding Company Act of 1935, as amended ("Holding Company Act"), and such as may be required under state securities laws.

(g)   The execution, delivery and performance of the Indenture and this Agreement, the issuance and sale of the Offered Securities and compliance with the terms and provisions of any and all thereof will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, (i) any statute, any rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or any subsidiary of the Company or any of their properties, (ii) any agreement or instrument to which the Company or any such subsidiary is a party or by which the Company or any such subsidiary is bound or to which any of the properties of the Company or any such subsidiary is subject, or (iii) the charter or by-laws of the Company or any such subsidiary, except, in the cases of clauses (i) and (ii) above, for any such breach, violation or default that would not result in a Material Adverse Effect; and the Company has full power and authority to authorize, issue and sell the Offered Securities as contemplated by this Agreement.

(h)   This Agreement has been duly authorized, executed and delivered by the Company.

(i)   Except as disclosed in the Prospectus, the Company and its subsidiaries have good and marketable title to all real properties and good title to all other properties and assets owned by them, in each case free from liens, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or proposed to be made thereof by them; and except as disclosed in the Prospectus, the Company and its subsidiaries hold any leased real or personal property, which in either case is material to the business of the Company and its subsidiaries taken as a whole, under valid and enforceable leases with no exceptions that would materially interfere with the use made or proposed to be made thereof by them.

(j)   The Company and its subsidiaries possess adequate certificates, authorities or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by them and have not received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a material adverse effect on the condition (financial or other), business, or results of operations of the Company and its subsidiaries taken as a whole ("Material Adverse Effect").

(k)   No labor dispute with the employees of the Company or any subsidiary exists or, to the knowledge of the Company, is imminent that would have a Material Adverse Effect.

(l)   Except as described in the Prospectus and except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending, or to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating to any Environmental Law against the Company or any of its subsidiaries and (D) to the knowledge of the Company, there are no events or circumstances that could reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or Environmental Laws.

(m)   Except as disclosed in the Prospectus, there are no pending actions, suits or proceedings against or affecting the Company, any of its subsidiaries or any of their respective properties that, if determined adversely to the Company or any of its subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect, or would materially and adversely affect the ability of the Company to perform its obligations under the Offered Securities, the Indenture or this Agreement; and, to the Company's knowledge, no such actions, suits or proceedings are threatened or, to the Company's knowledge, contemplated.

(n)   The financial statements included in the Registration Statement and the Prospectus present fairly the financial position of the Company, Potomac Electric Power Company ("Pepco") or Conectiv, as the case may be, and their respective consolidated subsidiaries as of the dates shown and their results of operations and cash flows for the periods shown, and, except as otherwise disclosed in the Prospectus, such financial statements have been prepared in conformity with generally accepted accounting principles in the United States ("GAAP") applied on a consistent basis, except as otherwise stated therein, throughout the periods involved; the schedules included in the Registration Statement present fairly the information required to be stated therein; the selected financial data and the summary financial information included in the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included in the Registration Statement and the Prospectus; and the assumptions used in preparing the pro forma financial statements and other pro forma financial information included in the Registration Statement and the Prospectus provide a reasonable basis for presenting the significant effects directly attributable to the transactions or events described therein, the related pro forma adjustments give appropriate effect to those assumptions, and such pro forma financial statements and other information therein reflect the proper application of those adjustments to the corresponding historical financial statement amounts.

(o)   Except as disclosed in the Prospectus, since the date of the latest audited financial statements included in the Prospectus there has been no material adverse change, in the condition (financial or other), business or results of operations of the Company and its subsidiaries taken as a whole.

(p)   The Company is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act and files reports with the Commission on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system.

(q)   The Company is not and, after giving effect to the offering and sale of the Offered Securities and the application of the proceeds thereof as described in the Prospectus, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended ("Investment Company Act").

(r)   The Agreement and Plan of Merger, dated as of February 9, 2001 among Pepco, the Company and Conectiv (the "Merger Agreement") was duly authorized, executed and delivered by the Company, Pepco and Conectiv, was duly approved by the stockholders of Pepco and Conectiv; the mergers contemplated by the Merger Agreement (collectively, the "Merger") have occurred on the terms contemplated by the Merger Agreement and by all regulatory orders with respect to the Merger; and except as disclosed in the Prospectus, there are no regulatory or other proceedings challenging the Merger or its effects, which proceedings could reasonably be expected to result in a Material Adverse Effect.

(s)   (i)   the Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-14(c) under the Exchange Act, "Disclosure Controls"); and such Disclosure Controls are (A) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is properly recorded, processed, summarized and communicated to the Company's senior management, including its principal executive officer and its principal financial officer, by others within those entities as appropriate to allow timely decisions regarding required disclosure, (B) evaluated by the Company's senior management on a quarterly basis and (C) to the best knowledge of the Company, effective in all material respects to perform the functions for which they were established.

(ii)   The Company has devised and maintains in effect a system of internal accounting controls ("Accounting Controls"); and such Accounting Controls are (A) designed to provide reasonable assurances that transactions involving the Company and its subsidiaries are properly authorized, that the assets of the Company and its subsidiaries are safeguarded against unauthorized or improper use, and that such transactions are properly recorded and reported to permit preparation of the Company's consolidated financial statements in conformity with GAAP, all as contemplated in Section 13(b)(2)(B) of the Exchange Act and (B) to the best knowledge of the Company, effective in all material respects to perform the functions for which they were designed.

(iii)   Based on the most recent evaluation of the Company's internal controls, all significant deficiencies in the design or operation of the internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data required to be disclosed by the Company in its Exchange Act reports within the time periods specified in the Rules and Regulations, any material weaknesses in such internal controls and any fraud, whether or not material, that involves management or other employees who have a significant role in such internal controls have been identified and reported to the Company's auditors and the audit committee of the board of directors.

(iv)   Except as disclosed in the Prospectus, since November 13, 2002, there have been no material changes in the Company's internal controls or in other factors that could significantly affect such internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

3.   *Purchase, Sale and Delivery of Offered Securities*.   On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to sell to the Underwriters, and the Underwriters agree, severally and not jointly, to purchase from the Company, at a purchase price of 99.541% of the principal amount thereof plus accrued interest, if any, from January 21, 2003 to the Closing Date, the respective principal amounts of Offered Securities set forth opposite the names of the Underwriters in Schedule A hereto.

The Company will deliver against payment of the purchase price the Offered Securities in the form of one or more permanent global securities in definitive form (the "Global Securities") deposited with the Trustee as custodian for The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee for DTC. Interests in any permanent Global Securities will be held only in book-entry form through DTC, except in the limited circumstances described in the Prospectus. Payment for the Offered Securities shall be made by the Underwriters in Federal (same day) funds by wire transfer to an account at a bank acceptable to Credit Suisse First Boston Corporation ("CSFBC") at 9:00 A.M., (New York time), on January 21, 2003, or at such other time not later than seven full business days thereafter as CSFBC and the Company determine, such time being herein referred to as the "Closing Date", against delivery to the Trustee as custodian for DTC of the Global Securities representing all of the Offered Securities.

All certificates, letters, opinions and other items to be delivered hereunder to the Underwriters shall be delivered to the Representative on the Closing Date at the offices of Covington & Burling, 1201 Pennsylvania Avenue, N.W., Washington, D.C. The Global Securities will be made available for checking at such office of Covington & Burling at least 24 hours prior to the Closing Date.

4.   *Offering by Underwriters*. It is understood that the several Underwriters propose to offer the Offered Securities for sale to the public as set forth in the Prospectus.

5.   *Certain Agreements of the Company*. The Company agrees with the several Underwriters that:

(a)   The Company will file the Prospectus with the Commission pursuant to and in accordance with Rule 424(b)(5) not later than the second business day following the execution and delivery of this Agreement.

(b)   The Company will advise CSFBC promptly of any proposal to amend or supplement the Registration Statement or the Prospectus at any time prior to the receipt by the Company of a Notice of Completion (as defined below); and the Company will also advise CSFBC promptly of the filing of any such amendment or supplement and of the institution by the Commission at any time prior to the receipt by the Company of a Notice of Completion of any stop order proceedings in respect of the Registration Statement or of any part thereof and will use its best efforts to prevent the issuance of any such stop order and to obtain as soon as possible its lifting, if issued.

(c)   If, at any time before the receipt by the Company from the Representative of a Notice of Completion, any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Prospectus to comply with the Act, the Company promptly will notify CSFBC of such event and will promptly prepare and file with the Commission, at its own expense, an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance.

(d)   (i)   In the case of amendments or supplements to the Registration Statement or the Prospectus which are not to be effected by means of a filing with the Commission of a document to be incorporated by reference therein, and are to be made prior to the receipt by the Company of a Notice of Completion, the Company will not effect any such amendment or supplement without the consent of the Representative on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed. Neither the consent of the Representative, nor the delivery of any such amendment or supplement by any Underwriter, shall constitute a waiver of any of the conditions set forth in Section 6 hereof.

(ii)   In the case of amendments or supplements to the Registration Statement or the Prospectus which are to be effected by means of a filing with the Commission of a document to be incorporated by reference therein and are to be made prior to the receipt by the Company of a Notice of Completion, the Company will furnish to the Representative on behalf of the Underwriters, at least 24 hours, or such shorter period as is reasonably required by the circumstances, prior to the filing thereof with the Commission, a draft of each such document.

(iii)   The Representative shall promptly notify the Company in writing when the distribution by the Underwriters of the Offered Securities has been completed ("Notice of Completion").

(e)   As soon as practicable, but not later than 16 months, after the date of this Agreement, the Company will make generally available to its securityholders an earnings statement covering a period of at least 12 months beginning after the later of (i) the

Effective Date of the most recent post-effective amendment to the Registration Statement to become effective prior to the date of this Agreement and (ii) the date of the Company's most recent Annual Report on Form 10-K filed with the Commission prior to the date of this Agreement, which will satisfy the provisions of Section 11(a) of the Act.

(f)   The Company will furnish to the Representative copies of the Registration Statement in the form it became effective (two of which will be signed and will include all exhibits) and of all amendments thereto, any related preliminary prospectus, any related preliminary prospectus supplement, and, so long as a prospectus relating to the Offered Securities is required to be delivered under the Act in connection with sales by any Underwriter or dealer, the Prospectus and all amendments and supplements to such documents, in each case in such quantities as CSFBC reasonably requests. The Prospectus shall be so furnished on or prior to 3:00 P.M., New York time, on the business day following the execution and delivery of this Agreement. All other documents shall be so furnished as soon as available.

(g)   The Company will use its best efforts, in cooperation with the Representative, to qualify the Offered Securities for offering and sale under the applicable securities laws of such states and other jurisdictions as the Representative may designate and to maintain such qualifications in effect as long as required for the distribution of the Offered Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(h)   The Company will pay all expenses incident to the performance of its obligations under this Agreement, for any filing fees and other expenses (including fees and disbursements of counsel which shall not exceed $5,000) incurred in connection with qualification of the Offered Securities for sale under the laws of such jurisdictions as CSFBC designates and the printing of memoranda relating thereto, for any fees charged by investment rating agencies for the rating of the Offered Securities, for any travel expenses of the Company's officers and employees and any other expenses of the Company in connection with attending or hosting meetings with prospective purchasers of the Offered Securities and for expenses incurred in distributing preliminary prospectuses, preliminary prospectus supplements and the Prospectus (including any amendments and supplements thereto) to the Underwriters. The Company will also pay the fees and expenses of the Trustee and of the Company's independent accountants and counsel.

(i)   The Company will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Act relating to debt securities issued or guaranteed by the Company and having a maturity of more than one year from the date of issue, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of CSFBC for a period beginning at the date of this Agreement and ending at the later of the Closing Date or the date of receipt by the Company from the Representative of a Notice of Completion.

6. *Conditions of the Obligations of the Underwriters*. The obligations of the several Underwriters to purchase and pay for the Offered Securities on the Closing Date will be subject to the accuracy of the representations and warranties on the part of the Company herein as of the date hereof and as of the Closing Date, to the accuracy of the statements of Company officers made pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions precedent:

(a) The Prospectus shall have been filed with the Commission in accordance with the Rules and Regulations and Section 5(a) of this Agreement. No stop order suspending the effectiveness of the Registration Statement or of any part thereof shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Company or any Underwriter, shall be contemplated by the Commission.

(b) Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change in the condition (financial or other), business or results of operations of the Company and its subsidiaries taken as a whole which, in the reasonable judgment of a majority in interest of the Underwriters including the Representative, is material and adverse and makes it impractical or inadvisable to proceed with completion of the public offering or the sale of and payment for the Offered Securities; (ii) any downgrading in the rating of any debt securities of the Company by any "nationally recognized statistical rating organization" (as defined for purposes of Rule 436(g) under the Act), or any public announcement that any such organization has under surveillance or review its rating of any debt securities of the Company (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating); (iii) any change in U.S. or international financial, political or economic conditions as would, in the judgment of a majority in interest of the Underwriters including the Representative, be likely to prejudice materially the success of the proposed issue, sale or distribution of the Offered Securities, whether in the primary market or in respect of dealings in the secondary market; (iv) any material suspension or material limitation of trading in securities generally on The New York Stock Exchange, or any setting of minimum prices for trading on such exchange, or any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market; (v) any banking moratorium declared by U.S. Federal or New York authorities; (vi) any major disruption of settlements of securities or clearance services in the United States or (vii) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States, any declaration of war by Congress or any other national or international calamity or emergency if, in the judgment of a majority in interest of the Underwriters including the Representative, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency makes it impractical or inadvisable to proceed with completion of the public offering or the sale of and payment for the Offered Securities.

(c) The Representative shall have received opinions, dated the Closing Date, of William T. Torgerson, Esq., Executive Vice President and General Counsel of the

Company, and Covington & Burling, special counsel to the Company, substantially in the form of Exhibits A and B hereto, respectively.

(d)   The Representative shall have received from Thelen Reid & Priest LLP, counsel for the Underwriters, such opinion or opinions, dated the Closing Date, with respect to the incorporation of the Company, the validity of the Offered Securities, the Registration Statement, the Prospectus and other related matters as the Representative may require, and the Company shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

(e)   The Representative shall have received a certificate, dated the Closing Date, of the President or any Vice President and a principal financial or accounting officer of the Company in which such officers, to the best of their knowledge, shall state that the representations and warranties of the Company in this Agreement are true and correct, that the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date, that no stop order suspending the effectiveness of the Registration Statement or of any part thereof has been issued and no proceedings for that purpose have been instituted or are contemplated by the Commission and that, subsequent to the date of the most recent financial statements in the Prospectus, there has been no material adverse change in the condition (financial or other), business or results of operations of the Company and its subsidiaries taken as a whole except as set forth in or contemplated by the Prospectus.

(f)   On the Closing Date, the Representative shall have received from PricewaterhouseCoopers LLP a letter or letters dated the Closing Date, in form and substance reasonably satisfactory to the Representative, together with signed or reproduced copies of such letter for each of the other Underwriters, containing statements and information with respect to the financial statements of, and certain financial information relating to, the Company, Pepco and Conectiv contained in the Registration Statement and the Prospectus of the same nature and scope as that included by such firm in letters delivered to underwriters in connection with other recent offerings of securities by the Company.

The Company will furnish the Representative with such conformed copies of such opinions, certificates, letters and documents as the Representative reasonably requests. CSFBC may in its sole discretion waive on behalf of the Underwriters compliance with any conditions to the obligations of the Underwriters hereunder.

7.   *Indemnification and Contribution*. (a) The Company will indemnify and hold harmless each Underwriter, its partners, directors and officers and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Act, against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, the Prospectus, or any amendment or supplement thereto, or any related preliminary prospectus or preliminary prospectus supplement, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not

misleading, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representative specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in subsection (b) below.

(b)   Each Underwriter will severally and not jointly indemnify and hold harmless the Company, its directors and officers and each person, if any who controls the Company within the meaning of Section 15 of the Act, against any losses, claims, damages or liabilities, joint or several, to which the Company may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, the Prospectus, or any amendment or supplement thereto, or any related preliminary prospectus or preliminary prospectus supplement, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representative specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information in the Prospectus furnished on behalf of each Underwriter: the information contained in the third, eighth, ninth and tenth paragraphs under the caption "Underwriting" and the information contained in the second and third sentences of the fifth paragraph under the caption "Underwriting".

(c)   Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) above, notify the indemnifying party of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability that it may have under subsection (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under subsection (a) or (b) above. In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. Anything in this Section to the contrary notwithstanding,

        (I)   no indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party; and

        (II)   the indemnifying party shall indemnify and hold harmless the indemnified party from and against any and all losses, claims, damages or liabilities by reason of any settlement of any action (i) effected with its written consent or (ii) effected without its written consent if the settlement is entered into more than twenty business days after the indemnifying party shall have received a request from the indemnified party for reimbursement for the fees and expenses of counsel (in any case where the indemnified party is entitled to reimbursement of such fees and expenses under subsection (a) or (b) above) and, prior to the date of such settlement, the indemnifying party shall have failed to comply with such reimbursement request.

(d)   If the indemnification provided for in this Section is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Offered Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (d). Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Offered Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations in this subsection (d) to contribute are several in proportion to their respective underwriting obligations and not joint.

(e)   The obligations of the Company under this Section shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Act; and the obligations of the Underwriters under this Section shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each director and officer of the Company and to each person, if any, who controls the Company within the meaning of the Act.

8.   *Default of Underwriters*. If any Underwriter or Underwriters default in their obligations to purchase Offered Securities hereunder and the aggregate principal amount of Offered Securities that such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed 10% of the total principal amount of Offered Securities that the Underwriters are obligated to purchase, CSFBC may make arrangements satisfactory to the Company for the purchase of such Offered Securities by other persons, including any of the Underwriters, but if no such arrangements are made by the Closing Date, the non-defaulting Underwriters shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Offered Securities that such defaulting Underwriters agreed but failed to purchase on the Closing Date. If any Underwriter or Underwriters so default and the aggregate principal amount of Offered Securities with respect to which such default or defaults occur exceeds 10% of the total principal amount of Offered Securities that the Underwriters are obligated to purchase on the Closing Date and arrangements satisfactory to CSFBC and the Company for the purchase of such Offered Securities by other persons are not made within 36 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Underwriter or the Company, except as provided in Section 9. As used in this Agreement, the term "Underwriter" includes any person substituted for an Underwriter under this Section. Nothing herein will relieve a defaulting Underwriter from liability for its default.

9.   *Survival of Certain Representations and Obligations*. The respective indemnities, agreements, representations, warranties and other statements of the Company or its officers and of the several Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, the Company or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Offered Securities. If this Agreement is terminated pursuant to Section 8 or if for any reason the purchase of the Offered Securities by the Underwriters is not consummated, the Company shall remain responsible for the expenses to be paid or reimbursed by it pursuant to Section 5 and the respective obligations of the Company and the Underwriters pursuant to Section 7 shall remain in effect, and if any Offered Securities have been purchased hereunder the representations and warranties in Section 2 and all obligations under Section 5 shall also remain in effect. If the purchase of the Offered Securities by the Underwriters is not consummated for any reason other than solely because of the termination of this Agreement pursuant to Section 8 or the occurrence of any event specified in clause (iii), (iv), (v), (vi) or (vii) of Section 6(b), the Company will

reimburse the Underwriters for all out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by them in connection with the offering of the Offered Securities.

10.   *Notices*. All communications hereunder will be in writing and, if sent to the Underwriters, will be mailed, delivered or telegraphed and confirmed to the Representative at Eleven Madison Avenue, New York, N.Y. 10010-3629, Attention: Transactions Advisory Group, or, if sent to the Company, will be mailed, delivered or telegraphed and confirmed to it at 701 Ninth Street, N.W., Washington, D.C. 20068, Attention: Treasurer; provided, however, that any notice to an Underwriter pursuant to Section 7 will be mailed, delivered or telegraphed and confirmed to such Underwriter.

11.   *Successors*. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 7, and no other person will have any right or obligation hereunder.

12.   *Representation of Underwriters*. The Representative will act for the several Underwriters in connection with this financing, and any action under this Agreement taken by the Representative will be binding upon all the Underwriters.

13.   *Counterparts*. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

14.   *Applicable Law*. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflicts of laws.

15.   *Submission to Jurisdiction*. The Company hereby submits to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

16.   *Underwriters Counsel*. The Company and the Underwriters acknowledge that Thelen Reid & Priest LLP (a) is acting as counsel to the Underwriters in connection with this Agreement and the transactions contemplated hereby and (b) has acted, and will continue to act, as counsel to certain subsidiaries of the Company in connection with certain federal income tax matters, and the Company and the Underwriters consent to such dual representation.

_____

If the foregoing is in accordance with the Representative's understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement between the Company and the several Underwriters in accordance with its terms.

Very truly yours,

PEPCO HOLDINGS, INC.

By /s/ A. W. WILLIAMS
 Name: Andrew W. Williams
 Title: Senior Vice President and
          Chief Financial Officer

The foregoing Underwriting Agreement is hereby
 confirmed and accepted as of the date first above
 written.

CREDIT SUISSE FIRST BOSTON CORPORATION

By /s/ LEE F. MALLETT
Name: Lee F. Mallett
Title: Managing Director

  Acting on behalf of itself and as the
  Representative of the several
  Underwriters.

SCHEDULE A

Underwriter	Principal Amount of Offered Securities
Credit Suisse First Boston Corporation	$210,000,000
Banc of America Securities LLC	30,000,000
Lazard Frères & Co. LLC	30,000,000
Scotia Capital (USA) Inc.	30,000,000
Total	$300,000,000

SCHEDULE B

List of Designated Subsidiaries

Potomac Electric Power Company
Conectiv
Atlantic City Electric Company
Delmarva Power & Light Company
Conectiv Energy Holding Company
Pepco Energy Services, Inc.
Potomac Capital Investment Corporation
Pepco Communications, Inc.
Conectiv Delmarva Generation, Inc.
Conectiv Energy Supply Inc.